

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

Via E-mail
Mr. Richard Moberg
Chief Financial Officer
Aware, Inc.
40 Middlesex Turnpike
Bedford, Massachusetts 01730

> **Re: Aware, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 000-21129**

Dear Mr. Moberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22,

1. We note that income from operations includes gains from the sale of your patent assets, however we see from the discussion regarding discontinued operations that your patents relate to your discontinued operations. Please explain to us the reason the gains on the sale of your patents were not included in discontinued operations.

Off-Balance Sheet Arrangements, page 31

2. We note your disclosure on page 31 and in Note 3 on page 46 that during 2012 and 2011 you had a patent arrangement with an unaffiliated third party that was classified as a variable interest entity and did not consolidate that entity. We also note that in August 2012, certain contractual provisions of the arrangement were amended and as a result, the arrangement was no longer considered a variable interest entity and you ceased to classify it as such. So that we may better understand this arrangement please further explain to us the following:
    *   The terms of the patent arrangement, including your relationship with the third party and the nature of their business,
    *   The patent monetization efforts undertaking by the third party as discussed on page 27,
    *   The reason for the uncertainty of future income under this arrangement as discussed on page 27,
    *   How it was determined to be a VIE in 2011 and 2012, how you determined you were not the primary beneficiary and how you concluded that it should not be consolidated at that time,
    *   The terms of the 2012 amendment, and how you determined that based on the amended terms the company was no longer a VIE,
    *   Your current relationship with this third party and whether you anticipate any future cash flows from this arrangement.

Financial Statements

Consolidated Statements of Income, page 38

3. We note your presentation on the Statement of Income includes operating income before patent related income and operating income after patent related income. Please tell us how this presentation complies with Rule 5-03 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

Software Licenses, page 43

4. We note that you recognize revenue upon delivery when licenses are sold in single element arrangements. Please explain to us the typical period of the license arrangement and whether you have any additional obligations at the time of delivery over the term of the arrangement.

Royalties, page 43

5. Please tell us why you include royalties in revenue from operations rather than in discontinued operations in your statements of income.

<u>Multiple element arrangements, page 44</u>

6. You indicate that you recognize software license revenue upon delivery provided that you have vendor specific objective evidence for the fair value of the maintenance element. Please tell us how your accounting policy complies with FASB ASC 605-25 and ASU 2014-09 which indicates that you must determine the standalone selling price at contract inception of the distinct goods or services underlying each performance obligation and would typically allocate the transaction price on a relative standalone selling price basis in order to allocate an appropriate amount of consideration to each performance obligation.

<u>Note 3. Patent Related Income, page 46</u>

7. In light of the significance of the gain on the sale of patent assets, please explain to us the significant terms of the asset sales and tell us if you have any continuing involvement or income related to the sales. Please also provide us your calculation of how you determined the gain on sale of patent assets.

<u>Note 10. Business Segments and Major Customers, page 54</u>

8. We note your discussion of the biometrics industry and biometric software on pages four and six. Please revise future filings to disclose revenue for each product and service or each group of similar products and services unless it is impracticable to do so. We refer you to FASB ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640, or me at (202) 551-3676, if you have any questions regarding these comments. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief